David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

October 17, 2011
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Scott Anderegg, Staff Attorney

Re:    Grizzly Gold Corp.
Registration Statement on Form S-l Filed August 30, 2011
File No.333-176555____________

Dear Mr. Anderegg:

On behalf of Grizzly Gold Corp. (the “Company”), we are submitting this response to your letter dated October 7, 2011 regarding the above reference Registration Statement.

1.
We note your response to comment one in our letter dated September 26, 2011 that "there was no acquisition of assets or any other change of business at the time the April 11th Form 8-K was filed" and that you "remained a shell company in April 2011." We also note that, beginning with the Form 10-K for the fiscal year ended April 30, 2011, your periodic reports indicate that you are no longer a shell company. Please tell us whether you are a shell company and, if you are not, when you ceased being a shell company and why you did not disclose your change in shell company status under Item 5.06 of Form 8-K. In addition, please tell us why you have not filed a Form 8-K under Item 2.01 regarding your acquisition of the LB/Vixen Property; if, for example, you believe that you are not required to file such a Form 8-K until the applicable option period relating to your acquisition of such property has been completed, please tell us that.

Response: As a result of the execution and delivery of the property option agreement with Nevada Mine Properties II, Inc. on May 1, 2011, the Company became a mineral exploration company. The Annual Report on Form 10-K for the year ended April 30, 2011 which was filed on August 9, 2011 correctly indicates that at the time of such filing the Company was no longer a shell company. Rule 405 of the Securities Act of 1933, as amended, defines a shell company as a registrant that has no or nominal operations and either no or nominal assets or assets consisting solely of cash and cash equivalents or assets. Although the Company does not have assets other than cash, it has more than nominal operations. The Company has incurred expenses in connection with the property option agreement, paying for geologists and other consultants; as provided in the Company's Form 10-Q for the quarter ended July 31, 2011, the Company incurred mineral property exploration expenditures of $21,396 during said quarter. These were not just expenses related to nominal operations, but expenses relating to mining exploration.  The Company did not disclose the change in shell company status under Item 5.06 on a Form 8-K but disclosed the change in status from a shell on the Form 10-K filed in August. As the change in status did not necessitate Form 10 disclosure, no separate Form 8-K was filed by the Company regarding the change; the change in status was first identified on the Form 10-K.

The current terms pursuant to which the Company has the right to acquire the LB/Vixen property were disclosed in the Form 8-K filed on May 3, 2011; said property option agreement was filed as Exhibit 10.1 to said filing. When and if the Company exercises its option and acquires the LB/Vixen property, the disclosure required pursuant to Item 2.01 of Form 8-K will be provided.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Paul Strobel